

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

<u>Via E-Mail</u>
Mr. C. Bradford Richmond
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

      Re: Darden Restaurants, Inc.
               Form 10-K for the Year Ended May 27, 2012
               Filed July 20, 2012
               File No. 001-13666

Dear Mr. Richmond:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Linda Cvrkel

               Linda Cvrkel
               Branch Chief